Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL DECLARES QUARTERLY DIVIDEND,

ANNOUNCES CHANGE IN DIVIDEND POLICY

Total Dividends Declared Since December 2005 of $4.97 per share;

Additional $480 Million Expected Available to Accelerate New Strategic Focus through 2010

TORONTO, Canada, May 6, 2009 — Biovail Corporation (NYSE, TSX: BVF) today announced the Board of Directors has modified its dividend policy as a result of the Company’s successful business-development efforts and due to probable additional near-term business-development activity. Biovail’s new dividend policy contemplates the payment of a quarterly dividend of US$0.09 per common share. This represents a 3.2% dividend yield, based on the volume-weighted average price (VWAP) of Biovail shares on the New York Stock Exchange in the five trading days ended May 5, 2009.

The change in dividend policy makes approximately $180 million per annum of incremental cash flow available to the Company. When combined with the recent acquisition of U.S. rights to Wellbutrin XL® (bupropion hydrochloride extended-release tablets), Biovail expects incremental cash of approximately $480 million through 2010 should be available to shift Biovail to high growth and accelerate its New Strategic Focus.

“Since launching our New Strategic Focus a year ago, our business development efforts are generating results and building shareholder value. With the Prestwick and ACADIA transactions, Biovail has its first specialty CNS product in the U.S. and Canadian markets, which is exceeding expectations, and several interesting pipeline programs in specialty CNS with pimavanserin and tetrabenazine CR. In addition, the acquisition of U.S. rights to Wellbutrin XL® will provide a substantial immediate accretion to revenues, GAAP EPS and cash flow. Each of these is a major step toward our ultimate goal of making Biovail a leader in the specialty CNS market and a high-growth company,” said Biovail Chief Executive Officer Bill Wells. “Due to our success to date and the number of additional high-quality opportunities we are working on, the Board determined it is in the interest of Biovail’s shareholders to change the dividend policy, in order to provide additional resources and accelerate the Company’s strategy. We remain committed to creating shareholder value and intend to use our additional cash to further strengthen our core business and build our specialty CNS development pipeline.”

Pursuant to the new dividend policy, Biovail’s Board today declared a quarterly cash dividend of US$0.09 per share payable on July 6, 2009, to shareholders of record at the close of business May 15, 2009. The ex-dividend date is May 13, 2009.

Upon payment of this dividend, Biovail will have distributed US$4.97 per share to shareholders since implementing its dividend program in December 2005.

The declaration of future dividends by Biovail pursuant to the dividend policy will be subject to the discretion of the Board and applicable laws and will be dependent upon the Company’s financial condition and operating results.

Important Income-Tax Information for Canadian Resident Shareholders

Biovail Corporation designates the entire amount of this taxable dividend to be an “eligible dividend” for purposes of the Income Tax Act (Canada), as amended from time to time. This notice meets the requirements of the Income Tax Act (Canada). Please contact your tax advisor if you have any questions with regard to the designation of the eligible dividend.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may”, “target” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding our intent and ability to implement and effectively execute plans and initiatives associated with our New Strategic Focus and the anticipated impact of such New Strategic Focus, our ability to successfully integrate the acquisition of the U.S. rights to WBXL into our business operations, our intent and ability to complete acquisitions and licensing opportunities and our intent and ability to make future dividend payments, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the availability of capital and our ability to generate operating cash flows and satisfy applicable laws for dividend payments, and other risks detailed from time to time in Biovail’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as Biovail’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under the heading “Risk Factors” contained in Item 3.D of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement, except as required by law.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000, or send inquiries to ir@biovail.com.

Source: Biovail Corporation